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6-8-2004

04016770

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED MAY 28 2004 WASH. D.C. 161 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janney Montgomery Scott LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Market Street
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Thornton 215-665-6155
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

Two Commerce Square 2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained

OATH OR AFFIRMATION

I, Richard A. Thornton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Janney Montgomery Scott LLC, as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Richard A. Thornton
Signature

Senior Vice President and Chief Financial Officer
Title

Catharine M. Matchett
Notary Public 4-14-07

NOTARIAL SEAL
CATHARINE M. MATCHETT, Notary Public
City of Philadelphia, Phila. County
My Commission Expires April 14, 2007

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

SEC MAIL PROCESSING
RECEIVED
MAY 28 2004
WASH, D.C. 161 SECTION

JANNEY MONTGOMERY SCOTT LLC

Statement of Financial Condition

March 31, 2004 with Report of Independent Auditors

Janney Montgomery Scott LLC

Statement of Financial Condition

March 31, 2004

Contents

Report of Independent Auditors....................1

Statement of Financial Condition....................2
Notes to Statement of Financial Condition....................3

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

To the Member and Board of Managers of
Janney Montgomery Scott LLC

We have audited the accompanying statement of financial condition of Janney Montgomery Scott LLC (the "Company"), a wholly owned subsidiary of Independence Square Properties LLC, as of March 31, 2004. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Janney Montgomery Scott LLC at March 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

May 21, 2004

Janney Montgomery Scott LLC

Statement of Financial Condition

March 31, 2004

Assets	
Cash	$ 65,003,555
Receivable from brokers, dealers and clearing organizations:	
Securities borrowed	2,919,565,580
Securities failed to deliver	21,206,309
Clearing organizations	239,948
Other	490,208
Receivable from customers (net of $1,476,834 allowance for doubtful accounts)	449,716,446
Receivable from noncustomers	700,088
Securities owned, at market value	52,363,148
Investment in subsidiaries, partnerships and affiliate	1,285,560
Exchange memberships, at cost (market value $6,250,000)	1,748,017
Furniture, equipment, and leasehold improvements at cost (net of accumulated depreciation and amortization of $40,328,711)	7,637,191
Goodwill (net of accumulated amortization of $15,891,236)	13,929,794
Other assets	101,656,748
Total assets	$ 3,635,542,592
Liabilities and member's equity	
Short-term bank loans	$ 91,388,632
Payable to brokers, dealers and clearing organizations:	
Securities loaned	3,022,486,782
Clearing organizations	8,571,151
Securities failed to receive	13,993,690
Other	158,591
Payable to customers	128,864,232
Securities sold, not yet purchased, at market value	741,316
Accounts payable and accrued liabilities	66,121,443
	3,332,325,837
Subordinated note payable	22,000,000
Member's equity	281,216,755
Total liabilities and member's equity	$ 3,635,542,592

See accompanying notes.

Janney Montgomery Scott LLC

Notes to Statement of Financial Condition

March 31, 2004

1. Organization

Janney Montgomery Scott LLC (the "Company"), is a broker-dealer registered in fifty states, the District of Columbia and Puerto Rico, and a wholly owned subsidiary of Independence Square Properties LLC (the "Member"), which is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual").

2. Summary of Significant Accounting Policies

New Accounting Pronouncement

In December 2003, the Financial Accounting Standards Board issued Interpretation No. 46(R), *Consolidation of Variable Interest Entities*, which provides new criteria for determining whether or not consolidation accounting is required. The Interpretation may require the Company to consolidate, or provide additional disclosures of financial information for certain of its investments. This Interpretation is effective for Variable Interest Entities created after December 31, 2003; otherwise, it is applicable for the first annual reporting period beginning after December 15, 2004 for nonpublic entities. Therefore, the Company will be required to adopt the provisions of the Interpretation beginning April 1, 2005. This Interpretation may require consolidation by the Company of certain investee company assets and liabilities and results of operations. Minority interest may be recorded for the investee company ownership share attributable to other investors. Where consolidation of the investee company is not required, additional disclosures may be required of investee company financial information. The Company has analyzed the impact of this Interpretation as of March 31, 2004 and does not expect it to have a material impact on the financial statements when adopted.

Securities Transactions

Proprietary and customer transactions in securities and listed options, including the related revenues and expenses, are recorded on a settlement-date basis, generally the next business day following the trade date for options and the third business day for securities. There would be no material effect on the statement of financial condition if proprietary transactions and their revenues and expenses and commission revenue and expenses on customer transactions were recorded on a trade-date basis.

Securities owned and securities sold but not yet purchased are valued at market value except for fixed income instruments whose value is determined by matrix pricing utilized by a recognized independent pricing service, and not readily marketable securities owned which are valued at estimated fair value as determined by management.

2. Summary of Significant Accounting Policies (continued)

Investment Banking

Investment banking revenues are recorded as follows: management fees as of the offering date, sales commissions on settlement date and underwriting fees at the time the underwriting is completed and the revenue is reasonably determinable.

Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. In both types of transactions, the collateral deposited or received is in an amount generally in excess of the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained, deposited, or refunded as necessary.

Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value.

Goodwill

The Company accounts for goodwill according to the requirements of Financial Accounting Standards Board Statement No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"). Upon adoption of FAS 142, the Company ceased amortization of goodwill and in accordance with FAS 142 reevaluates the book value of goodwill at least annually for impairment. Prior to the adoption of FAS 142, the Company recorded accumulated amortization of goodwill in the amount of $15,891,236.

Income Taxes

The Company is included in a consolidated federal income tax return filed by Penn Mutual. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate-return basis and makes the required tax payments to the Member.

2. Summary of Significant Accounting Policies (continued)

Promotional Advertising

In accordance with SOP 93-7, the Company expenses advertising costs as incurred.

Investments in Subsidiaries, Partnerships, and Affiliates

The Company's other investments represent its investments in limited partnerships and limited liability corporations. The Company accounts for these other investments using the equity method of accounting.

Furniture, Equipment, and Leasehold Improvements

All furniture, equipment, and leasehold improvements are recorded at cost. Amortization on leasehold improvements is provided on a straight-line basis over six years or the length of the lease, whichever is shorter. Furniture and equipment are depreciated using the modified accelerated cost recovery system generally over two to seven years.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of the following at March 31, 2004:

	Owned	Sold, Not Yet Purchased
U.S. Government and agency obligations	$ 4,505,931	$ –
State and municipal obligations	30,062,402	(280,531)
Corporate obligations	2,459,989	(100,814)
Equities, mutual funds and options	15,334,826	(359,971)
	$ 52,363,148	$ (741,316)

4. Short-Term Bank Loans

The Company borrows from three banks in connection with the securities settlement process and to finance margin loans made to customers. The Company is required to collateralize amounts borrowed in excess of $20,000,000 from one of these banks. At March 31, 2004, two of the three banks extended short-term bank loans in the amount of $56,000,000 of which $39,886,759 was collateralized by customer-owned securities valued at approximately $49,858,449. The bank loans are demand obligations and generally require interest based upon the Federal Funds rate. At March 31, 2004, the weighted-average interest rate on these borrowings was 1.31%. The remaining bank loans, which consist of overdrafts of depository accounts totaling $35,388,632 are not collateralized.

5. Subordinated Note Payable

The subordinated note payable (the "Note") is subordinated to the claims of general creditors and consists of a note issued pursuant to a cash subordination agreement in the amount of $22,000,000, which is due to Penn Mutual on July 16, 2008. The Note was approved by the New York Stock Exchange, Inc. (the "NYSE") and is allowable in computing net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1"). Interest is payable semiannually on July 15 and January 15, at a floating rate which was 2.12% at March 31, 2004. The Note may only be repaid contingent upon the Company's continued compliance with its minimum net capital requirements. Interest payable on the Note was $97,166 as of March 31, 2004.

6. Member's Equity

The Company entered into an operating agreement with the Member which sets forth the rights, obligations, and duties with respect to the Company. According to the operating agreement, the Member shall not be personally liable to creditors of the Company for debts, obligations, liabilities, or losses of the Company, except as required by law. The Member has the right, but is not required, to make capital contributions upon request of the Company. The Member may require the Company to make distributions of cash or property at such times and amounts as it determines, subject to regulatory limitations and approval.

7. Income Taxes

Deferred income tax assets and liabilities arise from temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition.

7. Income Taxes (continued)

At March 31, 2004, accounts payable and accrued liabilities include $2,424,470 due to the Member for estimated taxes. In addition, the Company had deferred tax assets of $11,484,181 included in other assets, resulting primarily from accrued expenses, which are not currently deductible for income tax purposes.

8. Regulatory Requirements

The Company is subject to Rule 15c3-1 of the SEC and the capital rules of the NYSE. The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business or paying cash dividends/distributions if resulting net capital would be less than 5% of aggregate debit items, as defined, and may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, as defined. At March 31, 2004, the Company's net capital was $188,351,725 which was $178,228,547 in excess of 2% of aggregate debit items, as defined, and the Company's net capital percentage was 37.21%.

As a clearing broker/dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker/Dealers (the "PAIB"), as defined. The PAIB is completed to allow each correspondent firm that uses the Company as its clearing broker/dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At March 31, 2004, the Company has no reserve requirement for PAIB.

9. Commitments and Contingencies

At March 31, 2004, the Company's future minimum rental commitments (including escalation costs) on the leases for its main office and 74 sales offices under noncancelable operating leases were as follows:

2005	$ 12,151,604
2006	10,332,766
2007	8,532,442
2008	7,316,429
2009	6,451,852
2010 and thereafter	18,833,279
	$ 63,618,372

9. Commitments and Contingencies (continued)

The Company, together with various other brokers, dealers, corporations, and individuals, has been named as a defendant in a number of actual and purported class-action lawsuits, many of which involve material or undeterminable amounts and alleged violations of federal and state securities laws. The Company is also a defendant in other lawsuits incidental to its securities business. Management of the Company believes, after consultation with outside legal counsel, that the resolution of these various lawsuits will not result in any material adverse impact on the financial position of the Company.

The Company has investments in various partnerships to which it is required to commit a maximum amount of capital. As of March 31, 2004, the Company has contributed $7,228,729 to these partnerships and is committed to contribute an additional $2,771,271. At March 31, 2004, the Company estimated the fair value of certain of these investments at zero. The Company may in the future, under certain conditions, be required to contribute additional capital up to its maximum commitment with no resulting investment value. The Company has outstanding underwriting agreements and when-issued contracts which commit it to purchase securities at specified future dates and prices. The Company pre-sells such issues to manage risk exposure related to these off-balance-sheet commitments. Subsequent to March 31, 2004, such transactions settled with no material effect on the financial statements as of that date.

10. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities, on a proprietary basis, that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at March 31, 2004, at market values of the related securities, and will incur a loss if the market value of the securities increases subsequent to March 31, 2004.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities

10. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk (continued)

in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not owned by the customers, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

11. Employee Benefit Plans

The Company has a qualified defined contribution profit-sharing plan which covers all employees who meet certain eligibility requirements. Contributions to this plan are determined on a discretionary basis by the Board of Managers.

The Company has a nonqualified deferred compensation plan for certain financial consultants, which provides for full vesting after either five or ten years. The participants' balances change based on a variable rate of return.